                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

[_] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-28936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               GOLD BANC CORPORATION, INC. EMPLOYEES' 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GOLD BANC CORPORATION, INC.
                                11301 Nall Avenue
                              Leawood, Kansas 66211

                              REQUIRED INFORMATION

The financial statements and schedules of Gold Banc Corporation, Inc. Employees' 401(K) Plan (the "Plan") for the fiscal year ended December 31, 2001, required pursuant to this Form 11-K, prepared in accordance with the financial reporting requirements of ERISA are included herewith. A written consent of the accountant required with respect to the incorporation by reference of the foregoing financial statements of the Plan is included herewith as Exhibit 23.1.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            GOLD BANC CORPORATION, INC.
                                            EMPLOYEES' 401(K) PLAN


                                            By: Gold Banc Corporation, Inc.,
                                                Plan Administrator


                                                By: /s/ Rick J. Tremblay
                                                    --------------------------
                                                    Rick J. Tremblay
                                                    Chief Financial Officer

Dated:  July 1, 2002

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                                Table of Contents

                                                                                                                     Page
Independent Auditors' Report                                                                                          1
Financial Statements:
     Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000                            2
     Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
        December 31, 2001 and 2000                                                                                    3
     Notes to Financial Statements                                                                                    4

Supplemental Schedule

1    Schedule of Assets Held at December 31, 2001                                                                     8

                          Independent Auditors' Report

The Board of Directors
Gold Banc Corporation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Gold Banc Corporation, Inc. Employees' 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Gold Banc Corporation, Inc. Employees' 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

June 7, 2002

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000


                                                                               2001           2000
                                                                            -----------    ---------
Assets:
   Investments                                                              $ 8,434,440    6,623,815
   Cash and cash equivalents                                                     10,353       49,572
   Receivables:
     Employer contributions                                                     133,911      534,917
     Participant contributions                                                   71,068       85,026
                                                                            -----------    ---------
        Total receivables                                                       204,979      619,943
                                                                            -----------    ---------
        Net assets available for plan benefits                              $ 8,649,772    7,293,330
                                                                            ===========    =========

See accompanying notes to financial statements.

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2001 and 2000

                                                                                  2001            2000
                                                                              -----------      ----------
Additions to net assets attributable to:
  Investment loss:
    Net depreciation in fair value of investments                             $(1,350,421)     (1,415,980)
    Interest and dividends                                                        147,611         205,177
                                                                              -----------      ----------
        Total investment loss                                                  (1,202,810)     (1,210,803)
  Contributions:
    Participants                                                                2,129,029       2,102,157
    Employer                                                                      761,139         534,917
    Rollovers                                                                     936,151         360,380
                                                                              -----------      ----------
        Total additions                                                         2,623,509       1,786,651
Deductions from net assets attributable to:
  Distributions to participants                                                 1,261,234       1,607,462
  Administrative expenses                                                           5,833          46,382
                                                                              -----------      ----------
        Net increase prior to transfers from other plan                         1,356,442         132,807
Transfers from other plan                                                              --       2,994,212
                                                                              -----------      ----------
        Net increase                                                            1,356,442       3,127,019
Net assets available for plan benefits:
  Beginning of year                                                             7,293,330       4,166,311
                                                                              -----------      ----------
  End of year                                                                 $ 8,649,772       7,293,330
                                                                              ===========      ==========

See accompanying notes to financial statements.

                          GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(1)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     General

     The Gold Banc Corporation, Inc. Employees' 401(k) Plan (the Plan) is a defined contribution plan established July 1, 1995 for the eligible employees of Gold Banc Corporation, Inc. (the Company), its wholly owned subsidiaries, and its affiliates (collectively, the Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The following brief description of the Plan is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

     Contributions

     Employees over twenty-one years old become eligible to enter the Plan upon completion of 1,000 hours of service. Effective December 1, 2000, the Plan was amended to allow all employees over twenty-one years old to enter the Plan. Participants are not taxed on their contributions up to the maximum permitted under applicable sections of the Internal Revenue Code until they receive distributions from the Plan. Once eligible, participants may enter the Plan on the first day of each calendar quarter.

     Participants may elect to contribute up to the lesser of $10,500 or 15% of their compensation received during the Plan's fiscal year. The Companies may elect to make a discretionary contribution to the Plan. During 2001 and 2000, the Company elected to match 50% of each participant's salary deferral, up to 5% of each participant's Plan year compensation. The Companies' contributions are limited to amounts that are allowable as a deduction for federal income tax purposes. The Companies' discretionary contributions for the years ended December 31, 2001 and 2000 were $761,139 and $534,917, respectively.

     Benefits

     Upon termination of employment, participants receive a lump-sum payment of their benefits if the amount is less than $5,000. If the amount is greater than $5,000, the participant may elect to maintain their benefits in the Plan through the normal retirement age, transfer benefits to another plan, or withdraw any balance less than or equal to their vested benefits as soon as administratively possible following termination with the employer.

     Participants' Notes Receivable

     Participants may borrow the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance from their fund accounts. The minimum that may be borrowed is $250. Loans to participants bear interest equal to a commercially reasonable rate as established by the Plan (5.5% to 10% as of December 31, 2001).

                                        4                            (Continued)

                          GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

     Plan Termination

     Although it has expressed no intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are distributed as an additional employer discretionary contribution for that Plan year. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $20,018 and $2,358, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

                                                            Vested (and
                                                          nonforfeitable)
                                                           percentage of
                                                              Company
                      Years of service                     contributions
            -------------------------------------       ---------------------
            Less than one year                                         --  %
            One year but less than two                                 10
            Two years but less than three                              20
            Three years but less than four                             40
            Four years but less than five                              60
            Five years but less than six                               80
            Six years or more                                         100


     Administrative Expenses

     All costs and expenses incurred in administering the Plan are paid by the Plan from Plan assets. The Trust Company, the Trustee of the Plan, and the Plan Administrator charge an administrative expense to the participants for certain services performed.

                                  5                                  (Continued)

                          GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

     Use of Estimates

     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, and the changes in net assets available for plan benefits during the reporting period, and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(2)  Investments

     Shares of mutual funds, Company common stock, and all other investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     At December 31, 2001 and 2000, investments which exceeded 5% of the net assets available for plan benefits on such dates were:



                                                      2001            2000
                                                  -------------  ---------------

         Invesco Balanced Fund                    $   670,675       583,012
         Invesco Technology Fund                      702,627       725,813
         Janus Advisor Growth Fund                  1,039,197       990,707
         Janus Advisor Money Market Fund            1,103,245       901,542
         PIMCO Stocks Plus Fund                       847,154       554,496
         Janus Advisor Worldwide Fund                 633,394       557,390
         Fidelity Advisor Equity Growth Fund          556,373       447,974
         American Century Income & Growth             456,609           --


     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by approximately:

                                                 2001               2000
                                              ----------        ----------
      Mutual funds                           $(1,395,000)       (1,228,000)
      Common stocks and other investments         45,000          (188,000)
                                              ----------        ----------
                                             $(1,350,000)       (1,416,000)
                                              ==========        ==========


(3)  Related Party Transactions

     Effective January 1, 2000, the Regional Investment Co. defined contribution plan with assets of $2,994,212 was merged into the Plan.

     As of December 31, 2001 and 2000, the Plan's investment portfolio includes an investment in common stock of the Company, a party-in-interest to the Plan, which is valued at $202,828 and $160,133, respectively.

                                  6                                  (Continued)

                          GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(4)  Income Taxes

     The Plan has received a favorable determination letter from the Internal Revenue Service, dated November 13, 1995, indicating that it met the requirements of the Internal Revenue Code. Under current tax regulations, the contributions made by the Company and each of its participating subsidiaries for the benefit of employees are not required to be included in the employee's income until the year or years in which they are distributed or made available to them.

                                                                      Schedule 1

                           GOLD BANC CORPORATION, INC.
                             EMPLOYEES' 401(k) PLAN

                             Schedule of Assets Held
                                December 31, 2001

                                                                                                               Fair
        Asset                                                             Description                          value
-------------------------------------------------              -----------------------------                -----------
Mutual funds:
   AIM Constellation A (CSTGX)                                  4,609 shares of a mutual fund               $   101,863
   American Century Balanced (TWBAX)                            5,309 shares of a mutual fund                    78,309
   American Century Income & Growth (AMADX)                    16,707 shares of a mutual fund                   456,609
   American Century International Growth (TWGAX)               12,464 shares of a mutual fund                    99,212
   Federated International Small Company C (ISCCX)              8,446 shares of a mutual fund                   141,815
   Fidelity Advisor Equity Growth T (FAEGX)                    11,427 shares of a mutual fund                   556,373
   Fidelity Advisor Growth Opportunity T (FAGOX)                9,069 shares of a mutual fund                   260,817
   Fidelity Advisor Overseas T (FAERX)                          1,670 shares of a mutual fund                    23,096
   Goldman Sachs Capital Growth A (GSCGX)                       8,096 shares of a mutual fund                   161,274
   Invesco Balanced Inv (IMABX)                                45,842 shares of a mutual fund                   670,675
   Invesco Dynamics Inv (FIDYX)                                23,170 shares of a mutual fund                   369,090
   Invesco Select Income Inv (FBDSX)                           73,690 shares of a mutual fund                   396,451
   Invesco Technology Inv (FTCHX)                              21,573 shares of a mutual fund                   702,627
   Janus Adviser Capital Appreciation (JARTX)                   3,202 shares of a mutual fund                    68,227
   Janus Adviser Growth (JGORX)                                50,227 shares of a mutual fund                 1,039,197
   Janus Adviser Worldwide (JWGRX)                             21,603 shares of a mutual fund                   633,394
   Oppenheimer Limited-Term Govt (OLTCX)                       15,868 shares of a mutual fund                   160,747
   PIMCO Stocks Plus A (PSPAX)                                 84,970 shares of a mutual fund                   847,154
   Strong Advisor U.S. Value Z (SEQIX)                          2,948 shares of a mutual fund                    52,676
                                                                                                             ----------
     Total mutual funds                                                                                       6,819,606
                                                                                                             ----------
Common stock:
   Cisco Systems, Inc. (CSCO)                                       50 shares of common stock                       906
   Gold Banc Corporation, Inc. (GLDB)*                          28,533 shares of common stock                   202,828
   Juniper Networks, Inc. (JNPR)                                   700 shares of common stock                    13,265
   Lucent Technologies, Inc. (LU)                                  100 shares of common stock                       630
   Midcap Spider Trust (MDY)                                        95 shares of common stock                     8,816
   Nasdaq 100 (QQQ)                                                543 shares of common stock                    21,128
   Novastar Financial, Inc. (NFI)                                2,000 shares of common stock                    35,820
   Oracle Corporation (ORCL)                                       740 shares of common stock                    10,219
   S&P Depository Receipts (SPY)                                   166 shares of common stock                    18,974
   Sprint Corporation PCS Group (PCS)                               50 shares of common stock                     1,221
   Team Financial, Inc. (TFIN)                                     500 shares of common stock                     4,075
   Unison Bancorp                                                2,002 shares of common stock                    25,000
   Walgreen Company (WAG)                                           15 shares of common stock                       505
   William Communications                                           75 shares of common stock                       176
                                                                                                             ----------
     Total common stock                                                                                         343,563
                                                                                                             ----------

Money market accounts:
   Alliance Capital Money Market                               53,870 shares of a money market account           53,870
   Janus Advisor Money Market                               1,103,245 shares of a money market account        1,103,245
                                                                                                             ----------
     Total money market accounts                                                                              1,157,115
                                                                                                             ----------

 Municipal bonds:
   Wichita, KS, "0" bonds                                      35,000 par value, due 9/1/13                      16,441

Other:
   Federal National Mtg. Assn.                                 5,000 par value                                    2,246
   Deb. CPN Strips
Participant loans                                              Participant loans bearing interest at 5.5%
                                                               to 10%, maturing through 2010                     95,469
                                                                                                             ----------
     Total investments                                                                                       $8,434,440
                                                                                                             ==========


* Indicates party-in-interest to the Plan.


See accompanying independent auditors' report.


                                        8